SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 23, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports third quarter 2022 results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2022 RESULTS1

QUARTERLY ADJUSTED EBITDA2  TOTALED NIS 276 MILLION

QUARTERLY PROFIT TOTALED NIS 51 MILLION

ADJUSTED FREE CASH FLOW (BEFORE INTEREST)2 FOR THE FIRST 9 MONTHS OF THE
YEAR TOTALED NIS 120 MILLION

NET DEBT2 TOTALED NIS 667 MILLION

CELLULAR SUBSCRIBER BASE AT THE END OF THE THIRD QUARTER TOTALED
APPROXIMATELY 3.04 MILLION

THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S FIBER-OPTIC
INFRASTRUCTURE TOTALS 929 THOUSAND AS OF TODAY

Third quarter 2022 highlights (compared with third quarter 2021)

•	Total Revenues: NIS 891 million (US$ 252 million), an increase of 6%
•	Service Revenues: NIS 728 million (US$ 206 million), an increase of 8%
•	Equipment Revenues: NIS 163 million (US$ 46 million), a decrease of 1%
•	Total Operating Expenses (OPEX)[2]: NIS 495 million (US$ 140 million), an increase of 6%
•	Adjusted EBITDA: NIS 276 million (US$ 78 million), an increase of 10%
•	Profit for the Period: NIS 51 million (US$ 15 million), an increase of 113%
•	Adjusted Free Cash Flow (before interest): NIS 38 million (US$ 11 million), an increase of NIS 29 million
•	Cellular ARPU: NIS 51 (US$ 14), an increase of 6%
•	Cellular Subscriber Base: approximately 3.04 million subscribers at quarter-end, an increase of 1%
•	Fiber-Optic Subscriber Base: 268 thousand subscribers at quarter-end, an increase of 76 thousand since Q3 2021, and an increase of 18 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 900 thousand at quarter-end, an increase of 276 thousand since Q3 2021, and an increase of 63 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 403 thousand subscribers at quarter-end, an increase of 38 thousand since Q3 2021, and an increase of 8 thousand in the quarter
•	TV Subscriber Base: 222 thousand subscribers at quarter-end, a decrease of 4 thousand subscribers since Q3 2021, and a decrease of 2 thousand in the quarter

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Rosh Ha’ayin, Israel, November 23, 2022 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended September 30, 2022.

Commenting on the results for the third quarter 2022, Mr. Avi Gabbay, CEO of Partner, noted:

"Partner continues to report growth and stability in the financial results together with continued investment in fiber-optics and 5G deployment. Correspondingly, in these days we have concluded the formalization of the company's management team while staying focused on further service improvements for our customers."

Ms. Sigal Tzadok, Partner's Acting Chief Financial Officer, commented on the results:

"The revenues growth in both the cellular and fixed-line segments compared to the corresponding quarter last year was the result of a stronger seasonality impact on the third quarter in the cellular segment, and the continued growth in fiber-optics subscribers. Along with the growth in revenues, we continued to control the level of OPEX and thus despite high one-time expenses in the quarter, in the amount of NIS 17 million due to the collective employment agreement that was signed in July 2022, we succeeded in bringing about in the quarter an increase of 10% in Adjusted EBITDA, which totaled NIS 276 million compared with NIS 250 million in the corresponding quarter last year.

Partner continues with the expedited 5G infrastructure deployment and expects to achieve over 40% population coverage by the end of the year. The cellular subscriber base decreased in the quarter by 53 thousand subscribers due to the net decrease of 66 thousand Ministry of Education subscribers who had joined for limited periods. Excluding Ministry of Education subscribers, the cellular subscriber base increased by 13 thousand, of which 12 thousand were Post-Paid subscribers. Excluding the churn of Ministry of Education subscribers, the cellular churn rate in the third quarter of 2022 totaled 6.8% compared to 6.6% in the previous and corresponding quarters. The strengthening momentum in cellular ARPU continued for the second consecutive quarter as ARPU totaled NIS 51 compared to NIS 48 in the corresponding quarter.

The fiber-optic deployment continues to be a growth engine for the Company. The number of Homes Connected within buildings connected to our fiber-optic infrastructure reached 900 thousand at the end of third quarter of 2022, an increase of 63 thousand in the quarter. As of today, the number of Homes Connected within buildings connected to our fiber-optic infrastructure totals 929 thousand.

The fiber-optic subscriber base totaled 268 thousand at the end of the quarter, reflecting a 30% penetration rate from potential customers in connected buildings, unchanged from the rate at the end of the previous quarter and the corresponding quarter. The increase in the fiber-optic subscriber base in the quarter totaled 18 thousand, compared to an increase of 17 thousand in the previous quarter. As of today, the fiber-optic subscriber base totals 277 thousand.

Adjusted Free Cash Flow (before interest and including lease payments) for the quarter totaled NIS 38 million. CAPEX payments in the third quarter of 2022 totaled NIS 205 million, including a payment for the 5G license fee in the amount of NIS 31 million related to the tender that was held two years ago.

Net debt was NIS 667 million at the end of the quarter, compared with NIS 662 million at the end of the corresponding quarter. The Company's net debt to Adjusted EBITDA ratio stood at 0.6 at the end of the quarter, compared to a ratio of 0.8 in the corresponding quarter last year."

Q3 2022 compared with Q3 2021

NIS Million (except EPS)	Q3’21	Q3’22	Comments
Service Revenues	672	728	The increase reflected growth in both cellular and fixed-line services, due to an increase in cellular roaming services and subscriber growth in fiber-optics
Equipment Revenues	165	163	The decrease reflected lower sales in the cellular segment which were largely offset by an increase in sales in the fixed-line segment
Total Revenues	837	891
Gross profit from equipment sales	37	33
OPEX	467	495
The increase mainly reflected an increase in payroll and related expenses (of which NIS 17 million resulted from a one-time impact in the quarter of the Special Collective Employment Agreement from July 2022) and in roaming expenses. The increases were partially offset by a decrease in direct fixed-line network costs and wholesale expenses

Operating profit	49	84
Adjusted EBITDA	250	276
Adjusted EBITDA as a percentage of total revenues	30%	31%
Profit for the period	24	51
Earnings per share (basic, NIS)	0.13	0.28
Capital Expenditures (cash)	172	205
Adjusted free cash flow (before interest payments)	9	38
Net Debt	662	667

Key Performance Indicators

	Q3'21	Q2’22	Q3’22	Change Q2 to Q3
Reported Cellular Subscribers (end of period, thousands)	3,019	3,095	3,042	Post-Paid: Decrease of 54 thousand (including a decrease of 66 thousand packages from the Ministry of Education) Pre-Paid: Increase of 1 thousand
Cellular Subscribers (end of period, thousands) excluding packages for Ministry of Education	2,926	3,015	3,028	Post-Paid: Increase of 12 thousand Pre-Paid: Increase of 1 thousand
Monthly Average Revenue per Cellular User (ARPU) (NIS)	48	49	51
Reported Quarterly Cellular Churn Rate (%)	6.4%	6.7%	8.9%
Quarterly Cellular Churn Rate (%) excluding packages for the Ministry of Education	6.6%	6.6%	6.8%
Fiber-Optic Subscribers (end of period, thousands)	192	250	268	Increase of 18 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC) (end of period, thousands)	624	837	900	Increase of 63 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	365	395	403	Increase of 8 thousand subscribers
TV Subscribers (end of period, thousands)	226	224	222	Decrease of 2 thousand subscribers

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q3'21	Q3'22	Change %	Q3'21	Q3'22	Change %	Q3'21	Q3'22	Q3'21	Q3'22	Change %
Total Revenues	571	607	+6%	299	315	+5%	(33)	(31)	837	891	+6%
Service Revenues	435	474	+9%	270	285	+6%	(33)	(31)	672	728	+8%
Equipment Revenues	136	133	-2%	29	30	+3%	-	-	165	163	-1%
Operating Profit (Loss)	66	76	+15%	(17)	8		-	-	49	84	+71%
Adjusted EBITDA	172	179	+4%	78	97	+24%	-	-	250	276	+10%

Financial Review

In Q3 2022, total revenues were NIS 891 million (US$ 252 million), an increase of 6% from NIS 837 million in Q3 2021.

Service revenues in Q3 2022 totaled NIS 728 million (US$ 206 million), an increase of 8% from NIS 672 million in Q3 2021.

Service revenues for the cellular segment in Q3 2022 totaled NIS 474 million (US$ 134 million), an increase of 9% from NIS 435 million in Q3 2021. The increase was mainly the result of higher roaming service revenues, reflecting the return of international air travel almost to pre-COVID 19 levels.

Service revenues for the fixed-line segment in Q3 2022 totaled NIS 285 million (US$ 80 million), an increase of 6% from NIS 270 million in Q3 2021. The increase mainly reflected higher revenues from the growth in internet and TV services.

Equipment revenues in Q3 2022 totaled NIS 163 million (US$ 46 million), a decrease of 1% from NIS 165 million in Q3 2021, mainly reflecting lower retail sales volumes and a decrease in sales to wholesale customers in the cellular segment together with the impact of the Company’s decision in the final quarter of 2021 to move towards a leasing model of internet routers to private customers instead of a sales model. These decreases were largely offset by revenues from an increase in business-oriented activity in the fixed-line segment.

Gross profit from equipment sales in Q3 2022 was NIS 33 million (US$ 9 million), compared with NIS 37 million in Q3 2021, a decrease of 11%, mainly reflecting a change in the sales mix in the cellular segment which was partially offset by an increase in profit in the fixed-line segment, as discussed above.

Total operating expenses (‘OPEX’) totaled NIS 495 million (US$ 140 million), in Q3 2022, an increase of 6% or NIS 28 million from Q3 2021, mainly reflecting an increase in payroll and related expenses (of which NIS 17 million resulted from a one-time impact in the quarter of the Special Collective Employment Agreement from July 2022) and in roaming expenses. The increases were partially offset by a decrease in direct fixed-line network costs and wholesale expenses. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), OPEX in Q3 2022 increased by 3% compared with Q3 2021.

Operating profit for Q3 2022 was NIS 84 million (US$ 24 million), an increase of 71% compared with NIS 49 million in Q3 2021.

Adjusted EBITDA in Q3 2022 totaled NIS 276 million (US$ 78 million), an increase of 10% from NIS 250 million in Q3 2021. As a percentage of total revenues, Adjusted EBITDA in Q3 2022 was 31% compared with 30% in Q3 2021.

Adjusted EBITDA for the cellular segment was NIS 179 million (US$ 51 million) in Q3 2022, an increase of 4% from NIS 172 million in Q3 2021, largely reflecting the increase in service revenues, as described above, which was partially offset by the increase in payroll and related expenses and the decrease in gross profit from equipment sales. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment was 29% in Q3 2022 compared with 30% in Q3 2021.

Adjusted EBITDA for the fixed-line segment was NIS 97 million (US$ 27 million) in Q3 2022, an increase of 24% from NIS 78 million in Q3 2021, mainly reflecting the increase in fixed-line segment service revenues and the decrease in direct network costs and in wholesale expenses, which were partially offset by the increase in payroll and related expenses. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment was 31% in Q3 2022, compared with 26% in Q3 2021.

Finance costs, net in Q3 2022 were NIS 15 million (US$ 4 million), unchanged compared with Q3 2021.

Income tax expenses in Q3 2022 were NIS 18 million (US$ 5 million), an increase of NIS 8 million compared with NIS 10 million in Q3 2021, mainly due to the increase in operating profit.

Profit in Q3 2022 was NIS 51 million (US$ 15 million), an increase of NIS 27 million compared with a profit of NIS 24 million in Q3 2021.

Based on the weighted average number of shares outstanding during Q3 2022, basic earnings per share or ADS, was NIS 0.28 (US$ 0.08) compared with basic earnings per share or ADS of NIS 0.13 in Q3 2021.

Cellular Segment Operational Review

At the end of Q3 2022, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 3.04 million, including approximately 2.68 million Post-Paid subscribers or 88% of the base, and 363 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the third quarter of 2022, the cellular subscriber base declined, net, by approximately 53 thousand subscribers. The Post-Paid subscriber base declined, net, by approximately 54 thousand subscribers and the Pre-Paid subscriber base increased, net, by approximately one thousand subscribers. As was stated in the Q2 2022 results release, most of the time-limited packages for the Ministry of Education (MOE) reached their expiry date in the third quarter of 2022; as a result, the subscriber base of data and voice packages for the MOE decreased by 66 thousand and totaled 14 thousand at the end of Q3 2022.

Total cellular market share (based on the number of subscribers) at the end of Q3 2022 was estimated to be approximately 27%, compared to 28% at the end of Q2 2022 and compared to 28% at the end of Q3 2021.

The quarterly churn rate for cellular subscribers in Q3 2022 was 8.9%, compared with 6.4% in Q3 2021 and 6.7% in Q2 2022. Excluding data and voice packages for the Ministry of Education, the churn rate in Q3 2022 was 6.8% compared with 6.6% in Q3 2021 and 6.6% in Q2 2022.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2022 was NIS 51 (US$ 14), an increase of 6% from NIS 48 in Q3 2021. The increase mainly reflected the increase in roaming services revenues.

Fixed-Line Segment Operational Review

At the end of Q3 2022:

•	The Company's fiber-optic subscriber base was 268 thousand subscribers, an increase, net, of 18 thousand subscribers during the third quarter of 2022.

•	The Company's infrastructure-based internet subscriber base was 403 thousand subscribers, an increase, net, of 8 thousand subscribers during the third quarter of 2022.

•	Households in buildings connected to our fiber-optic infrastructure (HC) totaled 900 thousand, an increase, net, of 63 thousand during the third quarter of 2022.

•	The Company's TV subscriber base totaled 222 thousand subscribers, a decrease, net, of 2 thousand subscribers during the third quarter of 2022.

Funding and Investing Review

In Q3 2022, Adjusted Free Cash Flow (including lease payments) totaled NIS 38 million (US$ 11 million), an increase of NIS 29 million compared with NIS 9 million in Q3 2021.

Cash generated from operating activities totaled NIS 279 million (US$ 79 million) in Q3 2022, an increase of 25% from NIS 224 million in Q3 2021.

Lease payments (principal and interest) recorded in cash flows from financing activities under IFRS 16 totaled NIS 37 million (US$ 10 million) in Q3 2022, a decrease of 14% from NIS 43 million in Q3 2021.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 205 million (US$ 58 million) in Q3 2022, an increase of 19% from NIS 172 million in Q3 2021. CAPEX payments in the quarter included a payment of NIS 31 million for the 5G license fee related to the tender that was held two years ago. Following payment of the 5G license fee, the Company expects to receive in the fourth quarter of 2022 a grant from the Ministry of Communications of NIS 37 million for the deployment of its 5G network. The Company currently expects that in the fourth quarter of 2022, CAPEX payments will be lower than those of the corresponding period in 2021, due principally to cost savings, payment timing differences and the receipt of the said grant. In addition, the Company is currently examining the CAPEX plan for 2023.

The level of net debt at the end of Q3 2022 amounted to NIS 667 million (US$ 188 million), compared with NIS 662 million at the end of Q3 2021, an increase of NIS 5 million.

Regulatory Developments

Draft bill on the principles of regulation of audio-visual content provided to the public, 2022

Further to Item 4B.12e-iv of the Company's 2021 annual report regarding the report of the committee assigned with re-examining the overall regulatory regime applicable to the broadcasting segment (“Folkman Committee”), on August 9 2022, the Ministry of Communications published a hearing for public comment regarding the draft bill on the principles of regulation of audio-visual content provided to the public, 2022 ("the Hearing").

According to the Hearing and the explanatory notes to the draft bill, the bill is intended to amend current legislation in accordance with the Folkman Committee's recommendations and to update the set of obligations and rights applicable to all players operating in the audio-visual content market in a number of ways, including the proposal that audiovisual content providers which provide their services over the internet would be required to invest in local productions (and be subject to additional regulations) in a gradual manner, in accordance with their annual income from providing content. A content provider with a medium scope of activity (whose total annual income from content provision is between NIS 300 and 600 million) will be required to invest 4% of such income in local productions. A content provider with a large scope of activity (whose total annual income exceeds NIS 600 million) will be required to invest 6.5% of such income in local productions.

Partner is studying the Hearing document and its implications. Since this is a Hearing and there is no certainty whether the Hearing will mature into binding legislation and what the contents and provisions of such legislation may be, it is difficult at this stage to assess the extent of impact that this bill might have on the Company's business (if it becomes binding).

Allocation of frequencies to non-public networks - Innovation band hearing

On August 14, 2022, the Ministry of Communications published a hearing regarding the allocation of frequencies to non-public wireless access networks ("the Hearing"). Non-public networks are cellular networks that are limited to a defined area, and on which only devices which have been pre-approved or pre-defined by the network operator may operate. Such networks are usually used by businesses and large organizations (such as ports, hospitals, factories, etc.). In the Hearing, the Ministry proposes to open the cellular market to the entry of new players through the allocation of frequencies for local use in non-public networks, all in order to encourage technological innovation in advanced services and applications and to improve economic productivity of the market. Partner has submitted its position regarding this Hearing and has objected to the provisions proposed in it. The entry of new players and the deployment of non-public cellular networks might harm the economic incentive for the deployment of Partner's fifth generation network.

Ownership of the mobile radio telephony (cellular) network-hearing

The current provisions of cellular licenses in Israel state that the licensee shall be the owner of the cellular network by which it provides these services to its subscribers. On August 16, 2022, the Ministry of Communications published a hearing on the subject of ownership of the cellular, MRT networks ("the Hearing"). As part of the Hearing, the Ministry proposes to amend the cellular licenses in Israel so that in the future the licensee will no longer be required to be the owner of the cellular network. According to the Hearing, the Ministry is considering allowing entrepreneurs to establish cellular sites on top of existing street infrastructure facilities (such as light poles, electricity poles, signs and bus stops), and such entrepreneurs will own the cell site that will be deployed, which they will rent in one form or another to the cellular companies.

Partner has submitted its position regarding this Hearing and has objected to the provisions proposed in it. The deployment of cellular infrastructures by private entrepreneurs on existing street infrastructures might impede the deployment of Partner's fifth generation network in these infrastructures and increase the acquisition costs for such sites.

Decision regarding the telecommunications regulations (Telecommunications and Broadcasting) general permit for the provision of a telecommunications service, 2022

On October 2, 2022, the Communications Regulations (Telecommunications and Broadcasting) a general authorization for the provision of telecommunications services, 2022 (“the Regulations“) was enacted. The Regulations set the procedures for registration in the registry and the terms of the general authorization document ("General Authorization") which will apply to registered service providers. According to the Regulations, their provision will not apply to existing licensees, and therefore Partner's main activities will not be regulated through registration in the registry, but will remain subject to its licenses. According to the explanatory notes to the Regulations, the Ministry of Communications intends to map out the existing licenses and actively cancel provisions in them that are expressly regulated by the Regulations, however this process is expected to be completed only in the first quarter of 2023.  It should be noted that most of the provisions of the Regulations include lenient provisions in comparison to the provisions of the existing licenses, however some of these provisions are burdensome in comparison to the provisions of the licenses. These burdensome provisions include, among others, an obligation to disconnect "dormant subscribers" from Internet access services (subscribers who continue to pay a monthly fee for the service without using the service) provided that they have not used the service for six months, as well as an obligation to inform the subscriber of his right to receive a copy of any telephone conversation with the service center and provide it to the subscriber within 5 business days. Insofar as it will be determined that such obligations apply to Partner, they are not expected to have a material effect on the Company. However, the effect of the transition to the terms of the General Authorization and the subsequent license amendments depends, among others, on how this change is implemented by the Ministry of Communications and also on the wording of the expected amendments to the licenses (during the first quarter of 2023).

Conference Call Details

Partner will host a conference call to discuss its financial results on Wednesday, November 23 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0687
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from November 23, 2022 until December 7, 2022, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.254.7270
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding (i) the Company's continued investment in fiber optics; (ii) the continued expedited deployment of the 5G infrastructure and obtaining 40% population coverage by the end of the year; (iii) the fiber-optic deployment as a growth engine for the Company; (iv) the Company's expectation to receive a 5G network deployment grant from the Ministry of Communications; and (v) future changes in CAPEX payments. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) the remaining impact on our business of the Covid-19 health crisis, (ii) unexpected technical or commercial issues which may arise as we continue to deploy and expand the use of our fiber optic infrastructure; and (iii) unexpected technical or financial constraints which undermine the pursuit of such strategy.  In light of the current unreliability of predictions as to the ultimate severity and duration of the Covid-19 health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2022: US $1.00 equals NIS 3.543. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA
divided by
Total revenues
Profit
Adjusted Free Cash Flow	Cash flows from operating activities add Cash flows from investing activities deduct Investment in deposits, net deduct Lease principal payments deduct Lease interest payments	Cash flows from operating activities add Cash flows from investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Sigal Tzadok Acting Chief Financial Officer Tel: +972-54-781-4951	Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	308	549	155
Short-term deposits	344	206	58
Trade receivables	571	599	169
Other receivables and prepaid expenses	152	91	26
Deferred expenses – right of use	27	31	9
Inventories	87	99	28
	1,489	1,575	445

NON CURRENT ASSETS
Long-term deposits	280
Trade receivables	245	215	61
Deferred expenses – right of use	142	164	46
Lease – right of use	679	670	189
Property and equipment	1,644	1,749	494
Intangible and other assets	472	437	123
Goodwill	407	407	115
Deferred income tax asset	34	24	7
Other non-current receivables	1	*	*
	3,904	3,666	1,035

TOTAL ASSETS	5,393	5,241	1,480

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	September 30,	September 30,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	268	245	69
Trade payables	705	661	187
Other payables and provisions	185	205	58
Current maturities of lease liabilities	125	130	37
Deferred revenues and other	139	149	42
	1,422	1,390	393
NON CURRENT LIABILITIES
Notes payable	1,224	1,010	285
Borrowings from banks	184	167	47
Liability for employee rights upon retirement, net	35	31	9
Lease liabilities	595	580	163
Deferred revenues from HOT mobile	39	16	5
Non-current liabilities and provisions	35	33	9
	2,112	1,837	518

TOTAL LIABILITIES	3,534	3,227	911

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2021 and September 30, 2022 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2021 – *183,678,220 shares
September 30, 2022 – -*185,437,628 shares
Capital surplus	1,279	1,221	345
Accumulated retained earnings	742	897	253
Treasury shares, at cost December 31, 2021 – **7,337,759 shares September 30, 2022 – *-* 6,600,769 shares	(164)	(106)	(30)
TOTAL EQUITY	1,859	2,014	569
TOTAL LIABILITIES AND EQUITY	5,393	5,241	1,480

*   Net of treasury shares.
** Including restricted shares in amount of 1,349,119 and 527,589 as of December 31, 2021 and September 30, 2022, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	2,510	2,604	837	891	735	252
Cost of revenues	2,054	1,993	667	672	563	190
Gross profit	456	611	170	219	172	62

Selling and marketing expenses	238	268	81	93	75	26
General and administrative expenses	132	124	46	49	35	14
Other income, net	21	22	6	7	6	2
Operating profit	107	241	49	84	68	24
Finance income	5	5	2	2	2	1
Finance expenses	55	59	17	17	17	5
Finance costs, net	50	54	15	15	15	4
Profit before income tax	57	187	34	69	53	20
Income tax expenses	19	50	10	18	14	5
Profit for the period	38	137	24	51	39	15

Earnings per share
Basic	0.21	0.75	0.13	0.28	0.21	0.08
Diluted	0.21	0.74	0.13	0.27	0.21	0.08
Weighted average number of shares outstanding (in thousands)
Basic	183,145	184,310	183,212	184,794	184,310	184,794
Diluted	183,739	186,893	183,770	186,973	186,893	186,973

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	38	137	24	51	39	15
Other comprehensive income for the period, net of income tax		2		1	*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	38	139	24	52	39	15

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	9 months period ended September 30, 2022				9 months period ended September 30, 2021
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,365	759		2,124	1,258	702		1,960
Inter-segment revenue - Services	9	85	(94)		10	90	(100)
Segment revenue - Equipment	410	70		480	453	97		550
Total revenues	1,784	914	(94)	2,604	1,721	889	(100)	2,510
Segment cost of revenues - Services	900	707		1,607	906	716		1,622
Inter-segment cost of revenues - Services	85	9	(94)		90	10	(100)
Segment cost of revenues - Equipment	344	42		386	374	58		432
Cost of revenues	1,329	758	(94)	1,993	1,370	784	(100)	2,054
Gross profit	455	156		611	351	105		456
Operating expenses (1)	239	153		392	223	147		370
Other income, net	13	9		22	12	9		21
Operating profit (loss)	229	12		241	140	(33)		107
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	298	253			310	248
–Other (2)	11	6			4	3
Segment Adjusted EBITDA (3)	538	271			454	218
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA				809				672
- Depreciation and amortization				(551)				(558)
- Finance costs, net				(54)				(50)
- Income tax expenses				(50)				(19)
- Other				(17)				(7)
Profit for the period				137				38

(1) Operating expenses include selling and marketing expenses and general and administrative expenses. (2) Mainly amortization of employee share based compensation. (3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended September 30, 2022				3 months period ended September 30, 2021
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	471	257		728	432	240		672
Inter-segment revenue - Services	3	28	(31)		3	30	(33)
Segment revenue - Equipment	133	30		163	136	29		165
Total revenues	607	315	(31)	891	571	299	(33)	837
Segment cost of revenues - Services	305	237		542	291	248		539
Inter-segment cost of revenues - Services	28	3	(31)		30	3	(33)
Segment cost of revenues - Equipment	115	15		130	110	18		128
Cost of revenues	448	255	(31)	672	431	269	(33)	667
Gross profit	159	60		219	140	30		170
Operating expenses (1)	87	55		142	78	49		127
Other income, net	4	3		7	4	2		6
Operating profit (loss)	76	8		84	66	(17)		49
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	100	87			105	93
–Other (2)	3	2			1	2
Segment Adjusted EBITDA (3)	179	97			172	78
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA				276				250
- Depreciation and amortization				(187)				(198)
- Finance costs, net				(15)				(15)
- Income tax expenses				(18)				(10)
- Other				(5)				(3)
Profit for the period				51				24

(1) Operating expenses include selling and marketing expenses and general and administrative expenses. (2) Mainly amortization of employee share based compensation. (3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months period ended September 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	612	788	222
Income tax paid	(1)	(9)	(3)
Net cash provided by operating activities	611	779	219
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(344)	(407)	(115)
Acquisition of intangible and other assets	(116)	(142)	(40)
Proceeds from deposits, net	45	418	118
Interest received	1	3	1
Net cash used in investing activities	(414)	(128)	(36)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(102)	(100)	(28)
Lease interest payments	(14)	(13)	(4)
Interest paid	(43)	(44)	(12)
Proceeds from issuance of notes payable, net of issuance costs	23	(1)	*
Repayment of notes payable	(128)	(213)	(60)
Repayment of non-current borrowings	(39)	(39)	(11)
Net cash used in financing activities	(303)	(410)	(115)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(106)	241	68
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	376	308	87
CASH AND CASH EQUIVALENTS AT END OF PERIOD	270	549	155

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental statements

	New Israeli Shekels		Convenience translation into U.S. Dollars
	9 months period ended September 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	38	137	39
Adjustments for:
Depreciation and amortization	535	528	149
Amortization of deferred expenses - Right of use	23	23	6
Employee share based compensation expenses	8	16	5
Liability for employee rights upon retirement, net	4	(2)	(1)
Finance costs (income), net	(3)	12	3
Lease interest payments	14
Interest paid	43	44	12
Interest received	(1)	(3)	(1)
Deferred income taxes	12	10	3
Income tax paid	1	9	3
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(18)	2	1
Other	7	62	17
Increase (decrease) in accounts payable and accruals:
Trade	(18)	(25)	(7)
Other payables and provisions	26	19	5
Deferred revenues and other	(9)	(13)	(3)
Increase in deferred expenses - Right of use	(42)	(49)	(14)
Current income tax	6	30	8
Increase in inventories	(14)	(12)	(3)
Cash generated from operations	612	788	222

At September 30, 2022 and 2021, trade and other payables include NIS 134 million ($38 million) and NIS 124 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	611	779	224	279	219	79
Net cash used in investing activities	(414)	(128)	(177)	(64)	(36)	(18)
Proceeds from (investment in) short-term deposits, net	(45)	(418)	5	(140)	(118)	(40)
Lease principal payments	(102)	(100)	(38)	(33)	(28)	(9)
Lease interest payments	(14)	(13)	(5)	(4)	(4)	(1)
Adjusted Free Cash Flow	36	120	9	38	33	11
Interest paid	(43)	(44)	(1)	*	(12)	*
Adjusted Free Cash Flow After Interest	(7)	76	8	38	21	11

*   Representing an amount of less than 1 million.

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	9 months period ended September 30,		3 months period ended September 30,		9 months period ended September 30,	3 months period ended September 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,622	1,607	539	542	454	154
Selling and marketing expenses	238	268	81	93	75	26
General and administrative expenses	132	124	46	49	35	14
Depreciation and amortization	(558)	(551)	(198)	(187)	(155)	(53)
Other (1)	(1)	(7)	(1)	(2)	(2)	(1)
OPEX	1,433	1,441	467	495	407	140

(1)	Mainly amortization of employee share-based compensation and other adjustments.

Key Financial and Operating Indicators (unaudited) *

NIS M unless otherwise stated	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1' 21	Q2' 21	Q3' 21	Q4' 21	Q1' 22	Q2' 22	Q3' 22	2020	2021
Cellular Segment Service Revenues	423	409	415	416	413	420	435	431	443	457	474	1,663	1,699
Cellular Segment Equipment Revenues	146	130	134	135	160	157	136	149	142	135	133	545	602
Fixed-Line Segment Service Revenues	245	244	252	252	260	262	270	274	280	279	285	993	1,066
Fixed-Line Segment Equipment Revenues	32	28	35	41	34	34	29	29	22	18	30	136	126
Reconciliation for consolidation	(39)	(37)	(36)	(36)	(34)	(33)	(33)	(30)	(33)	(30)	(31)	(148)	(130)
Total Revenues	807	774	800	808	833	840	837	853	854	859	891	3,189	3,363
Gross Profit from Equipment Sales	37	30	38	40	42	39	37	34	33	28	33	145	152
Operating Profit	36	20	20	20	28	30	49	56	72	85	84	96	163
Cellular Segment Adjusted EBITDA	132	129	134	138	143	139	172	162	172	187	179	533	616
Fixed-Line Segment Adjusted EBITDA	83	71	70	65	66	74	78	88	85	89	97	289	306
Total Adjusted EBITDA	215	200	204	203	209	213	250	250	257	276	276	822	922
Adjusted EBITDA Margin (%)	27%	26%	26%	25%	25%	25%	30%	29%	30%	32%	31%	26%	27%
OPEX	460	456	475	480	481	485	467	469	476	469	495	1,871	1,901
Finance costs, net	19	13	24	13	19	16	15	14	18	21	15	69	64
Profit (Loss)	10	7	(5)	5	5	9	24	77	39	47	51	17	115
Capital Expenditures (cash)	151	119	147	156	149	139	172	212	170	174	205	573	672
Capital Expenditures (additions)	129	121	179	166	142	182	112	244	166	174	161	595	680
Adjusted Free Cash Flow	10	44	21	(3)	19	8	9	(79)	25	57	38	72	(43)
Adjusted Free Cash Flow (after interest)	8	13	12	(10)	18	(33)	8	(84)	24	14	38	23	(91)
Net Debt	673	658	646	657	639	670	662	744	720	706	667	657	744
Cellular Subscriber Base (Thousands)	2,676	2,708	2,762	2,836	2,903	2,970	3,019	3,023	3,063	3,095	3,042	2,836	3,023
Post-Paid Subscriber Base (Thousands)	2,380	2,404	2,437	2,495	2,548	2,615	2,664	2,671	2,708	2,733	2,679	2,495	2,671
Pre-Paid Subscriber Base (Thousands)	296	304	325	341	355	355	355	352	355	362	363	341	352
Cellular ARPU (NIS)	53	51	51	49	48	48	48	48	48	49	51	51	48
Cellular Churn Rate (%)	7.5%	7.5%	7.3%	7.2%	6.8%	7.2%	6.4%	7.9%	7.0%	6.7%	8.9%	30%	28%
Infrastructure-Based Internet Subscribers (Thousands)	281	295	311	329	339	354	365	374	387	395	403	329	374
Fiber-Optic Subscribers (Thousands)	87	101	120	139	155	173	192	212	233	250	268	139	212
Homes connected to fiber-optic infrastructure (Thousands)	361	396	432	465	514	571	624	700	770	837	900	465	700
TV Subscriber Base (Thousands)	200	215	224	232	234	223**	226	226	225	224	222	232	226**
Number of Employees (FTE)	1,867	2,745	2,731	2,655	2,708	2,628	2,627	2,574	2,536	2,588	2,660	2,655	2,574

*   See footnote 2 regarding use of non-GAAP measures.
** In Q2'21, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined at various different times and had remained in trial periods of over six months without charge or usage.

Disclosure for notes holders as of September 30, 2022
Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.09.2022				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To			Principal book value
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	256	256	1	252	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20* 31.05.21*	225 38.5 86.5 15.1 84.8 12.2 300 62.2 26.5	766	766	8	760	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
H (2)	26.12.21	198.4	198	198	1	172	2.08%	25.06.25	25.06.30	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that were exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that were allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G debentures immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that were allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series, the Company issued Series G Notes in a total principal amount of NIS 101 million. The issuance in May 2021 was the final exercise of option warrants from the second series.

(2)
Regarding Series F Notes, Series G Notes, Series H Notes and borrowing P, borrowing Q and borrowing R the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of September 30, 2022, the ratio of Net Debt to Adjusted EBITDA was 0.6. Additional stipulations mainly include: Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R. Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

*  On these dates additional Notes of the series were issued. The information in the table refers to the full series.

Disclosure for Notes holders as of September 30, 2022 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.09.2022 and 23.11.2022 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.09.2022 and 23.11.2022	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
F	S&P Maalot	ilA+	ilA+	08/2022	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021, 08/2022	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G	S&P Maalot	ilA+	ilA+	08/2022	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021, 08/2022	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
H	S&P Maalot	ilA+	ilA+	08/2022	12/2021, 08/2022	ilA+, ilA+

(1) In August 2022, S&P Maalot reaffirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 7, 2022.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2022

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	212,985	-	-	-	40,282
Second year	-	212,985	-	-	-	34,191
Third year	-	124,765	-	-	-	27,950
Fourth year	-	190,008	-	-	-	23,722
Fifth year and on	-	479,219	-	-	-	22,692
Total	-	1,219,962	-	-	-	148,837

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	30,073	-	-	-	4,650
Second year	-	17,080	-	-	-	4,044
Third year	-	30,000	-	-	-	3,820
Fourth year	-	15,000	-	-	-	3,060
Fifth year and on	-	105,000	-	-	-	8,416
Total	-	197,153	-	-	-	23,990

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2022 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	243,058	-	-	-	44,932
Second year	-	230,065	-	-	-	38,235
Third year	-	154,765	-	-	-	31,770
Fourth year	-	205,008	-	-	-	26,782
Fifth year and on	-	584,219	-	-	-	31,108
Total	-	1,417,115	-	-	-	172,827

f.	Off-balance sheet credit exposure based on the Company's "Solo" financial data– As of September 30, 2022, the Company provided financial guarantees in a total amount of NIS 85 million.

g.	Off-balance sheet credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: November 23, 2022